ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
Roundhill ETF Trust		**231127123B**
EFFECTIVE DATE	**BOND PERIOD**	**AUTHORIZED REPRESENTATIVE**
August 26, 2024	**October 13, 2023 to June 4, 2025**	**/S/ Swenitha Nalli**

In consideration of the premium charged for this Bond, it is hereby understood and agreed It is further understood and agreed that Rider No. 7 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 10, effective as of 12:01 a.m. on August 26, 2024, Standard Time at the Principal Address.

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding the limit of liability specified on the Declarations Page under Insuring Agreement A, if an increase in bonding limits under Insuring Agreement A is required pursuant to Rule 17g-1 of the Investment Company Act of 1940 ("Act") due to an increase in assets of the Insured Fund during the Bond Period, the minimum required increase in limits under Insuring Agreement A shall take place automatically without payment of additional premium for the remainder of the Bond Period, provided that the total limit of liability under Insuring Agreement A does not exceed $2,500,000. If the Act requires bonding limits under Insuring Agreement A in excess of $2,500,000 then the increase in limits shall not occur <u>unless</u> the Underwriter accepts the increase by a Rider to this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of the Bond.